Exhibit 6.12

Prometheum Inc.

120 Wall Street

New York, NY 10005

September 1, 2018

By email to: Gareth@prometheum.info

Mr. Gareth Jenkins

APT 38 Quay West

Bridge Road

Douglas

IM1 5AG

Isle of Man

                   Re:       Consulting Agreement

Dear Gareth:

This letter agreement (“Consulting Agreement”) is intended to set forth our understanding regarding your relationship with Prometheum Inc. (the “Company”) until superseded in writing.

The Company agrees to hire you as an independent contractor to consult the Company in the equivalent role of a Chief Technology Officer (“CTO”). In this role you agree to devote no less then forty (40) hours a week to the affairs of the Company. You further agree that all works created, developed, worked on, or prepared as part of this Consulting Agreement is “work for hire” and is and will remain the sole property of the Company.

We have agreed that during the Consulting Period (as defined below) you will be paid twenty thousand dollars ($20,000) per month.

This Consulting Agreement, beginning September 1, 2018, shall continue on a monthly basis (“Consulting Period”) until terminated by either party by providing sixty (60) day written notice to the non-terminating party. If either party terminates this Consulting Agreement before the end of a 30 day period, then all payments due will be pro-rated.

You agree that during the Consulting Period and at any other time thereafter, you will not make use of, disseminate, or in any way disclose the Company’s Confidential Information (as defined herein) to anyone, except as expressly authorized by the Company. You agree that you will treat all Confidential Information (as defined herein) of the Company with the same degree of care as you accord your own Confidential Information (as defined herein), but in no event with less than reasonable care.

Mr. Gareth Jenkins

September 1, 2018

For purposes of this Consulting Agreement, “Confidential Information” means all information that either party has not explicitly released into the public domain, including, without limitation, trade secrets, business information, any patent, patent application, copyright, trademark, trade name, service mark, service name, "know-how", customer lists, details of client or consultant contracts, pricing policies, operational methods, marketing plans or strategies, product development techniques or plans, business acquisition plans or any portion or phase of any scientific or technical information, ideas, discoveries, designs, computer programs (including source or object codes), processes, procedures, improvements or other proprietary or intellectual property, whether or not in written or tangible form, and whether or not registered, and including all memoranda, notes, summaries, plans, reports, records, documents, derivative works and other evidence thereof, and any other information of a restricted nature, all information deemed proprietary to such party, all user information, and all other information disclosed under this Consulting Agreement relating to the products or either party’s business (including, without limitation, technical, business, operational, personnel and financial information), which reasonably ought to be treated as confidential given the nature of such information. Notwithstanding the foregoing, Confidential Information shall not include information or materials that were or are: (i) publicly available prior to the date received by a recipient hereunder or subsequently came to be publicly available through no fault of the recipient and no knowledge of the recipient of a breach of a confidentiality or other restriction; (ii) lawfully received by the recipient and not subject to a confidentiality obligation; or (iii) independently developed by the recipient without reference to the Confidential Information of the Company disclosed under this Consulting Agreement.

The parties hereto agree and represent that the parties shall not make any statement disparaging each other, any member, manager, officer, director, employee, agent or the Company’s subsidiary(ies), or any product or service offered by either party.

You agree that during the Consulting Period and for six (6) months following the cessation of the Consulting Period, that you won’t either directly or indirectly own, manage, operate, join, advise, control or otherwise engage or participate in or be connected as an officer, employee, partner, creditor, guarantor, advisor, or consultant in, or on behalf of, any other person or entity that competes against with or is in any way engaged in any business the Company is engaged in.

You agree that during the Consulting Period and for two (2) years thereafter, you shall not either directly or indirectly solicit, induce, recruit, encourage or otherwise endeavor to cause or attempt to cause any employee, consultant and/or agent of the Company to terminate their relationship with the Company.

This Consulting Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to the conflicts of law principles of such State. All actions in connection with this Consulting Agreement shall be brought only in the state or federal courts sitting in the City, County and State of New York. Those courts shall have jurisdiction over the parties in connection with any such lawsuit and venue shall be appropriate in those courts. Process may be served in any manner permitted by the rules of the court having jurisdiction

You agree that you will be disclosed as the Company’s pending Regulation A+ offering as the Company’s CTO. Moreover, you agree to sign all necessary documentation to facilitate the Regulation A+ offering.

Mr. Gareth Jenkins

September 1, 2018

In the event that any one or more of the provisions of this Consulting Agreement shall be held invalid, illegal or unenforceable in any respect, or the validity, legality and enforceability of any one or more of the provisions contained herein shall be held to be excessively broad as to duration, activity or subject, such provision shall be construed by limiting and reducing such provision so as to be enforceable to the maximum extent permitted under applicable law.

If the above is consistent with our understanding please evidence your acceptance of same by co-signing in the space provided below.

Very truly yours,

/s/ Benjamin S. Kaplan

Benjamin S. Kaplan, Co-CEO

Read, Agreed and Accepted this

01_ day of September 2018

/s/ Gareth Jenkins

Gareth Jenkins